

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Thomas M. McGeehan
Chief Financial Officer
Global Indemnity Group, LLC
Three Bala Plaza East, Suite 300
Bala Cynwyd, PA 19004

      Re: Global Indemnity Group, LLC
          Registration Statement on Form S-3
          Filed July 30, 2021
          File No. 333-258317

Dear Mr. McGeehan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance